Mercedes-Benz Auto Lease Trust 2014-A
Investor Report

Collection Period Ended   28-Feb-2015

Amounts in USD

Dates

Collection Period No.	11			
Collection Period (from... to)	1-Feb-2015	28-Feb-2015		
Determination Date	12-Mar-2015			
Record Date	13-Mar-2015			
Payment Date	16-Mar-2015			
Interest Period of the Class A-1, A-2b Notes (from... to)	17-Feb-2015	16-Mar-2015	Actual/360 Days	27
Interest Period of the Class A-2a, A-3 and A-4 Notes (from... to)	15-Feb-2015	15-Mar-2015	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	393,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2A Notes	405,000,000.00	300,556,037.68	263,653,283.11	36,902,754.57	91.117913	0.650996
Class A-2B Notes	405,000,000.00	300,556,037.68	263,653,283.11	36,902,754.57	91.117913	0.650996
Class A-3 Notes	564,290,000.00	564,290,000.00	564,290,000.00	0.00	0.000000	1.000000
Class A-4 Notes	220,000,000.00	220,000,000.00	220,000,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,987,290,000.00**	**1,385,402,075.35**	**1,311,596,566.21**	**73,805,509.14**		

Overcollateralization	392,699,193.90	423,638,076.51	423,638,076.51	
Total Securitization Value	**2,379,989,193.90**	**1,809,040,151.86**	**1,735,234,642.72**	
present value of lease payments	833,251,990.13	427,804,269.78	396,426,469.99	
present value of Base Residual Value	1,546,737,203.77	1,381,235,882.08	1,338,808,172.73	

	Amount	Percentage
Initial Overcollateralization Amount	392,699,193.90	16.50%
Target Overcollateralization Amount	423,638,076.51	17.80%
Current Overcollateralization Amount	423,638,076.51	17.80%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.200000%	0.00	0.000000	0.00	0.000000
Class A-2A Notes	0.480000%	120,222.42	0.296845	37,022,976.99	91.414758
Class A-2B Notes	0.353000%	79,572.21	0.196475	36,982,326.78	91.314387
Class A-3 Notes	0.680000%	319,764.33	0.566667	319,764.33	0.566667
Class A-4 Notes	0.900000%	165,000.00	0.750000	165,000.00	0.750000
Total		**684,558.96**		**$74,490,068.10**	

Amounts in USD

Available Funds			**Distributions**	
Lease Payments Received	32,308,868.26		(1) Total Servicing Fee	1,507,533.46
Net Sales Proceeds-early terminations (including Defaulted Leases)	28,005,644.89		Nonrecoverable Advances to the Servicer	0.00
Net Sales Proceeds-scheduled terminations	21,178,521.46		(2) Total Trustee Fees (max. $100,000 p.a.)	0.00
Excess wear and tear included in Net Sales Proceeds	20,765.76		(3) Interest Distributable Amount Class A Notes	684,558.96
Excess mileage included in Net Sales Proceeds	380,360.10		(4) Priority Principal Distribution Amount	0.00
Subtotal	81,493,034.61		(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Repurchase Payments	0.00		(6) Regular Principal Distribution Amount	73,805,509.14
Advances made by the Servicer	0.00		(7) Additional Servicing Fee and Transition Costs	0.00
Investment Earnings	669.71		(8) Total Trustee Fees [not previously paid under (2)]	0.00
Total Available Collections	81,493,704.32		(9) Excess Collections to Certificateholders	5,496,102.76
Reserve Account Draw Amount	0.00		**Total Distribution**	**81,493,704.32**
Total Available Funds	**81,493,704.32**			

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	1,507,533.46	1,507,533.46	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	684,558.96	684,558.96	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	120,222.42	120,222.42	0.00
thereof on Class A-2B Notes	79,572.21	79,572.21	0.00
thereof on Class A-3 Notes	319,764.33	319,764.33	0.00
thereof on Class A-4 Notes	165,000.00	165,000.00	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	684,558.96	684,558.96	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	73,805,509.14	73,805,509.14	0.00
Principal Distribution Amount	73,805,509.14	73,805,509.14	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	11,899,945.97
Reserve Fund Amount - Beginning Balance	11,899,945.97
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	91.30
minus Net Investment Earnings	91.30
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	11,899,945.97
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	91.30
Net Investment Earnings on the Exchange Note	
Collection Account	578.41
Investment Earnings for the Collection Period	669.71

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	2,379,989,193.90	56,365
Securitization Value beginning of Collection Period	1,809,040,151.86	47,886
Principal portion of lease payments	22,253,087.32	
Terminations- Early	25,385,590.76	
Terminations- Scheduled	19,937,298.06	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	6,229,533.00	
Securitization Value end of Collection Period	1,735,234,642.72	46,297
Pool Factor	72.91%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	6.80%	6.79%
Weighted Average Remaining Term (months)	24.30	14.26
Weighted Average Seasoning (months)	10.25	20.83
Aggregate Base Residual Value	1,759,458,761.00	1,441,551,710.55
Cumulative Turn-in Ratio		89.02%
Proportion of base prepayment assumption realized life to date		65.60%
Actual lifetime prepayment speed		0.37%

Amounts in USD

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	1,730,093,160.73	46,174	99.70%
31-60 Days Delinquent	3,900,416.82	92	0.22%
61-90 Days Delinquent	1,046,195.43	25	0.06%
91-120 Days Delinquent	194,869.74	6	0.01%
Total	1,735,234,642.72	46,297	100.00%

*A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease
**Based on the actual Securitization Value of the respective leases

Credit Loss	Current
Securitization Value of Defaulted Leases BOP	1,274,186.58
Less Liquidation Proceeds	901,484.93
Less Recoveries	259,568.75
Current Net Credit Loss / (Gain)	113,132.90
Cumulative Net Credit Loss / (Gain)	1,766,842.44
Cumulative Net Credit Loss / (Gain) as % of Cutoff Date	
Securitization Value	0.074%

Residual Loss	Current
Securitization Value of Liquidated Leases BOP	50,278,235.24
Less sales proceeds and other payments received during	
Collection Period	48,224,611.91
Current Residual Loss / (Gain)	2,053,623.33
Cumulative Residual Loss / (Gain)	(1,844,618.88)
Cumulative Residual Loss / (Gain) as % of Cut-off Date	
Securitization Value	(0.078%)